Exhibit 2(d)

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2022, Smith & Nephew plc (the “Company” or “SNN”) had the following series of securities registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class	Ticker symbol	registered
American Depositary Shares	SNN	New York Stock Exchange
Ordinary Shares of US 20 cents each	SNN	New York Stock Exchange*
2.032% Notes due 2030	SNN 30	New York Stock Exchange
4.565% Notes due 2029	SNLN	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Capitalized terms used but not defined herein have the meanings given to them in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

ORDINARY SHARES

The following is a summary of the material terms of the ordinary shares of nominal value of US 20 cents, as set forth in our Articles of Association and the material provisions of U.K. law. This description is a summary and does not purport to be complete. You are encouraged to read our Articles of Association, which are filed as an exhibit to the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, incorporated by reference into the Group’s Form 20-F for the fiscal year ended December 31, 2022.

Share Capital

All the Company’s ordinary shares, including those held by Directors and Executive Officers, rank pari passu with each other.

In 2006, the Company issued £50,000 of shares in Sterling in order to comply with English law. These were issued as deferred shares, which are not listed on any stock exchange. They have limited rights and therefore effectively have no value. These are held by the Company Secretary, although the Board reserves the right to transfer them to a member of the Board should it so wish.

As at December 31, 2022, 45,620,821 ADSs equivalent to 91,241,642 ordinary shares or approximately 10.4% of the total ordinary shares in issue were outstanding and were held by 84 registered ADS holders. The share price is quoted in Sterling.

The Company currently has permission from shareholders to purchase up to 10% of its own shares. Shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled by the Company in order to avoid shareholder dilution. From January 1, 2022 to December 31, 2022, the Company purchased 9,693,476 ordinary shares at a cost of $150,174,989.80. The shares were purchased in the open market by Merrill Lynch International and J.P. Morgan Securities plc on behalf of the Company. As macroeconomic conditions continued to be uncertain, including higher input cost inflation, the Board decided it was prudent to delay further buybacks until conditions improved. The Company remains committed to returning surplus capital to shareholders over time.

As far as is known to management, the Company and all its Subsidiaries (the “Group”) are not directly or indirectly owned or controlled by another company or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change of control of the Group. There are no securities in issue which have special rights as to the control of the Company.

Trading Markets

Please refer to page 2 of Exhibit 2.(d) of the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 20201 (the (“2020 Annual Report”).

Rights Attaching to Ordinary Shares

Please refer to pages 2-3 of Exhibit 2.(d) of the Group’s 2020 Annual Report.

Exchange controls and restrictions on payment of dividends

Please refer to page 4 of Exhibit 2.(d) of the Group’s 2020 Annual Report.

Share Awards and Grants to Employees

The Company operates the following equity-settled executive and employee share plans: Smith & Nephew Global Share Plan, Smith & Nephew ShareSave Plan and Smith & Nephew International ShareSave Plan.

As at December 31, 2022, 5,202,000 options were outstanding with a range of exercise prices from 843 to 1,541 pence and the maximum number of shares that could be awarded under the Group’s long-term incentive plans for senior employees and senior executives was 7,371,000.

Employees’ Share Trust (Trust)

Please refer to page 4 of Exhibit 2.(d) of the Group’s 2020 Annual Report.

AMERICAN DEPOSITARY SHARES

Please refer to pages 5 to 10 of Exhibit 2(d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 20192.

DEBT SECURITIES

The Notes listed on the New York Stock Exchange and set forth on the cover page to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 have been issued by Smith & Nephew plc. The Notes were issued pursuant to an effective registration statement and a related prospectus and prospectus supplement setting forth the terms of the Notes.

The following table sets forth the date of the base prospectus, the registration statement number and date of issuance for the Notes.

Date of Base Prospectus	Series	Registration Statement	Date of Issuance
October 2, 2020	2.032% Notes due 2030	333-249255	October 7, 2020
October 2, 2020	4.565% Notes due 2029	333-249255	October 4, 2022

The following descriptions of our Notes is a summary and does not purport to be complete and is qualified in its entirety by the full terms of the Notes and the relevant indenture thereto, which are available at www.sec.com. The description is organized by the base prospectus and includes the description of Notes for the issuance thereunder. References to “accompanying prospectus” refer to the base prospectus for the issuance. To the extent language in the prospectus supplement modifies language in the base prospectus or there is any inconsistency between the information in the base prospectus and the prospectus supplement, the terms of the prospectus supplement govern.

1        https://www.sec.gov/Archives/edgar/data/0000845982/000155837021002094/snn-20201231ex2de5432b2.htm

[2]	https://www.sec.gov/Archives/edgar/data/845982/000155837020001838/snn-20191231ex2d3a181fc.htm

Base Prospectus – dated October 2, 2020:

Please refer to pages 5-19 of Exhibit 2.(d) of the Group’s 2020 Annual Report.

Prospectus Supplement – 2.032% Notes due 2030:

Please refer to pages 19-25 of Exhibit 2.(d) of the Group’s 2020 Annual Report.

Prospectus Supplement - 4.565% Notes due 2029:

DESCRIPTION OF NOTES

This section describes the specific financial and legal terms of the Notes and supplements the more general description under “Description of Debt Securities” in the accompanying prospectus. To the extent that the following description is inconsistent with the terms described under “Description of Debt Securities” in the accompanying prospectus, the following description replaces that in the accompanying prospectus.

General

We will offer €500,000,000 initial aggregate principal amount of 4.565% Notes due 2029 (the “Notes”) under the Indenture. The Notes will be governed by New York law.

The Notes will be the unsecured and unsubordinated indebtedness of Smith & Nephew plc and will rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding.

There is no sinking fund for the Notes. We intend to apply to list the Notes on the New York Stock Exchange.

Interest Payments and Maturity

For purposes of the description below, “Business Day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.

Maturity. The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest, on October 11, 2029.

Interest Rate. The Notes will bear interest from the date of original issue until their principal amount is paid or made available for payment, at a rate equal to 4.565% per annum. Interest on the Notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the date from which interest begins to accrue for the period (or from October 11, 2022 if no interest has been paid on the Notes) to, but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Markets Association.

Interest Payment Dates. Interest on the Notes will be paid annually in arrears on October 11 of each year, commencing October 11, 2023 (each an “Interest Payment Date”). However, if an Interest Payment Date would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day, but no additional interest shall be paid unless we fail to make payment on such date.

Interest Payments. Interest payments will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

Interest Periods. The interest periods for the Notes will be the periods from and including the issue date to the maturity date.

Record Dates. The record dates for the Notes will be the close of business on the Business Day immediately preceding each applicable Interest Payment Date (or, if the Notes are held in definitive form, the calendar day preceding each applicable Interest Payment Date).

Issuance in Euro

Initial holders will be required to pay for the Notes in euro, and all payments of interest, principal, including payments made upon any redemption of the Notes, and additional amounts as described under “—Payment of Additional Amounts” will be payable in euro. If, on or after the issuance of the Notes, the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to us and so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars on the basis of the then most recently available market exchange rate for euro, as determined by us in our sole discretion. Any payment in respect of the Notes so made in U.S. dollars will not constitute an event of default under the Notes or the indenture governing the Notes. Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.

Investors with a home currency other than euro will be subject to foreign exchange risks as to payments of principal and interest, including payments made upon any redemption of the Notes, that may have important economic and tax consequences to them. See “Risk Factors—Risks Relating to the Notes—Holders of the Notes may be subject to certain risks relating to the euro, including the effects of foreign currency exchange rate fluctuations, as well as possible exchange controls.”

Repurchase upon Change of Control Repurchase Event

Upon the occurrence of a Change of Control Repurchase Event, unless we have exercised our right to redeem all of the Notes as described under “—Redemption—Optional Redemption,” we will make an offer to holders of the Notes to purchase all the Notes as described below (the “Change of Control Offer”), at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

Within 30 days following the date upon which the Change of Control Repurchase Event occurred or, at our option, prior to the date upon which such Change of Control (as defined below) occurs but after the public announcement of the pending Change of Control, we will be required to provide a notice to each holder of Notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 10 days nor later than 60 days from the date such notice is sent, other than as may be required by law (the “Change of Control Payment Date”). The notice, if sent prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

Holders of Notes electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to Euroclear and Clearstream at the address specified in the notice, or transfer such Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful (i) accept for payment all Notes or portions of Notes (in minimum denominations of €100,000 and integral multiples of €1,000 above that amount) validly tendered pursuant to the Change of Control Offer (“Tendered Notes”), (ii) deposit with the paying agent an amount equal to the aggregate purchase price in respect of Tendered Notes and (iii) deliver or cause to be delivered to the trustee for cancellation the Tendered Notes, together with an officer’s certificate stating the aggregate principal amount of Notes being repurchased by us.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest to the Change of Control Payment Date will be paid on the relevant interest payment date to the person in whose name a Note is registered at the close of business on such record date.

We will not be required to make a Change of Control Offer if (i) a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all Notes validly tendered and not withdrawn under its offer or (ii) we have previously mailed a redemption notice with respect to all of the outstanding Notes as described under “— Redemption” below.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture (including those related to a Change of Control Repurchase Event), we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of the conflict.

Provisions under the Indenture relative to our obligation to make an offer to repurchase Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

The Change of Control Repurchase Event feature of the Notes may in certain circumstances make it more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes.

We may not have sufficient funds to repurchase all the Notes, or any other outstanding debt securities that we would be required to repurchase, upon a Change of Control Repurchase Event.

The following terms have the meanings given to them below:

“Below Investment Grade Ratings Event” means the Notes cease to be rated Investment Grade by both Rating Agencies on any date during the period commencing on the earlier of (i) the occurrence of a Change of Control and (ii) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control, and ending 60 days after (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency) the consummation of a Change of Control. Notwithstanding the foregoing, a Below Investment Grade Ratings Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Ratings Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Ratings Event).

“Change of Control” means the occurrence of any of the following:

i.	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of our assets and those of our Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to us or one of our Subsidiaries;
ii.	the consummation of any transaction or series of related transactions (including, without limitation, any consolidation, amalgamation, or merger or other combination (including by way of a scheme of arrangement)) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one or more of our Subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of our total outstanding Voting Stock; or
iii.	the adoption of a plan relating to our liquidation or dissolution.

A transaction shall not constitute a “Change of Control” for the purposes of this definition if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Ratings Event.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) or a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); or the equivalent Investment Grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means (i) each of Moody’s and S&P and (ii) if any of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means S&P Global Ratings Inc., a division of S&P Global Inc., and its successors.

“Subsidiary” means, at any relevant time, any person of which the voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for us and/or one or more of our subsidiaries.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Certain Covenants

Limitation on Liens

The restrictions on our ability to create or permit to exist any liens on any of our property or assets are described in the accompanying prospectus under “Description of Debt Securities—Covenants—Limitation on Liens.”

Limitation on Sale and Leaseback Transactions

The restrictions on our ability to enter into sale and leaseback transactions are described in the accompanying prospectus under “Description of Debt Securities—Covenants—Limitation on Sale and Leaseback Transactions.”

Mergers and Similar Events

The restrictions on mergers and similar events with respect to the Notes are described in the accompanying prospectus under “Description of Debt Securities—Mergers and Similar Events.”

Events of Default

The events of default with respect to the Notes are described in the accompanying prospectus under “Description of Debt Securities—Default and Related Matters—Events of Default.”

Redemption

As explained below, under certain circumstances we may redeem the Notes before they mature. This means that we may repay them early. You have no right to require us to redeem the Notes. The Notes will stop bearing interest on the redemption date, even if you do not collect your money. We will give notice to Euroclear or Clearstream of any redemption we propose to make at least 10 days, but no more than 60 days, before the redemption date. Notice by Euroclear or Clearstream to participating institutions and by these participants to street name holders of indirect interests in the Notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Optional Redemption

The Notes will be redeemable in whole or in part, at our option at any time and from time to time prior to the Par Call Date (as defined below), at a redemption price equal to the greater of:

●	100% of the principal amount of the Notes, and
●	the sum of the present values of the remaining scheduled payments of principal and interest thereon up to and including the Par Call Date, calculated as if the Notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below) plus the Spread (as defined below) for the Notes, plus accrued and unpaid interest to, but excluding, the date of redemption.

The Notes will be redeemable in whole or in part, at our option at any time and from time to time on or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

In connection with such optional redemption, the following defined terms apply:

“Comparable Government Bond Rate” means, with respect to any redemption date, the yield (rounded to three decimal places, with 0.0005 being rounded upwards) of the Comparable Government Bond (as defined below) on the third Business Day prior to the date fixed for redemption, calculated on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by us and calculated in accordance with generally accepted market practice at such time.

“Comparable Government Bond” means, with respect to the Notes to be redeemed prior to the Par Call Date in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a bond that is a direct obligation of the Federal Republic of Germany (a “German government bond”) whose maturity is closest to the Par Call Date, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.

“Par Call Date” means July 11, 2029.

“Spread” means 45 basis points.

We will notify the trustee of the redemption price with respect to any redemption promptly after the calculation thereof and the trustee shall not be responsible for such calculation.

Optional Tax Redemption

In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that require us to pay additional amounts, as described below under “— Payment of Additional Amounts”, we may redeem all, but not less than all, of the Notes at a price equal to 100% of the principal amount of the Notes plus accrued interest thereon to but excluding the date of redemption. This means we may repay the Notes early. We discuss our ability to redeem the Notes in greater detail under “Description of Debt Securities — Optional Tax Redemption” in the accompanying prospectus.

Further Issuances

We may, without the consent of the holders of the Notes, issue additional notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the Notes described in this prospectus supplement except for the price to the public, issue date and, in certain circumstances, the first Interest Payment Date. Any such additional notes, together with the Notes offered by this prospectus supplement, will constitute a single series of securities under the Indenture; provided that, if the additional notes are not fungible for U.S. federal income tax purposes with the Notes offered hereby, the additional notes will have a separate ISIN and Common Code or other identifying number, as applicable. There is no limitation on the amount of Notes or other debt securities that we may issue under the Indenture.

Payment of Additional Amounts

The government of any jurisdiction where Smith+Nephew is tax resident may require Smith+Nephew to withhold amounts from payments on the principal or interest on the Notes for taxes or any other governmental charges. If a withholding of this type is required, Smith+Nephew may be required to pay the holder an additional amount so that the net amount received will be the amount specified in the note to which the holder is entitled. For more information on additional amounts and the situations in which Smith+Nephew will and will not be obligated to pay additional amounts, see “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

For the avoidance of doubt, any amounts to be paid by Smith+Nephew on the Notes will be paid net of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended, any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any such intergovernmental agreement (“FATCA Withholding”). Smith+Nephew will not be required to pay additional amounts on account of any FATCA Withholding.

These provisions will also apply to any taxes or governmental charges imposed by any jurisdiction in which a successor to Smith+Nephew is tax resident.

Defeasance and Discharge

We may release ourselves from any payment or other obligations on the Notes as described under “Description of Debt Securities—Satisfaction, Discharge and Defeasance” in the accompanying prospectus.

Book-Entry Issuance, Clearance and Settlement

Book-entry interests in the Notes will be issued in minimum denominations of €100,000 and in integral multiples of €1,000 in excess thereof.

The Bank of New York Mellon, London Branch, is designated as the paying agent in respect of the Notes. Payments on the Notes will be made at the corporate trust office of The Bank of New York Mellon in One Canada Square, London, E14 5AL, United Kingdom. We may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.

We have obtained the information in this section concerning Clearstream Banking, SA (“Clearstream”), and Euroclear Bank SA/NV, or its successor, as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. Those clearing systems could change their rules and procedures at any time.

The Notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, a common depositary and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear. Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees. You may hold your interests in the global notes in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries. Book-entry interests in the Notes and all transfers relating to the Notes will be reflected in the book-entry records of Clearstream and Euroclear. The address of Clearstream is 42 Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg and the address of Euroclear is 1 Boulevard Roi Albert II, B-1210 Brussels, Belgium.

The distribution of the Notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the Notes will take place through Clearstream and Euroclear participants and will settle in same-day funds. Owners of book-entry interests in the Notes will receive payments relating to their notes in euro, except as described in this prospectus supplement under “Currency Conversion” and “—Issuance in Euro.”

Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow the Notes to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the Notes held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

We have been advised by Clearstream and Euroclear, respectively, as follows:

Clearstream

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures.

Euroclear

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, or the Euroclear Terms and Conditions, and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

• transfers of securities and cash within Euroclear;

• withdrawal of securities and cash from Euroclear; and

• receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding securities through Euroclear Participants.

Distributions with respect to interests in the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions.

Clearance and Settlement

We understand that investors that hold their notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form. Notes will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to conventional eurobonds in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the Notes, or to make or receive a payment or delivery of the Notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants, as applicable, in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Certificated Notes

Subject to certain conditions, the Notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in minimum denominations of €100,000 principal amount and integral multiples of €1,000 in excess thereof if:

(1)	the common depositary provides notification that it is unwilling, unable or no longer qualified to continue as depositary for the global notes and a successor is not appointed within 90 days;
(2)	we in our discretion at any time determine not to have all the Notes represented by the global note; or
(3)	default entitling the holders of the applicable notes to accelerate the maturity thereof has occurred and is continuing.

Any note that is exchangeable as above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as the common depositary shall direct. Subject to the foregoing, a global note is not exchangeable, except for a global note of the same aggregate denomination to be registered in the name of the common depositary (or its nominee).

Same-Day Payment

Payments (including principal, interest and any additional amounts) and transfers with respect to notes in certificated form may be executed at the office or agency maintained for such purpose within London (initially the office of the paying agent maintained for such purpose) or, at our option, by check mailed to the holders thereof at the respective addresses set forth in the register of holders of the applicable notes, provided that all payments (including principal, interest and any additional amounts) on notes in certificated form, for which the holders thereof have given wire transfer instructions, will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. No service charge will be made for any registration of transfer, but payment of a sum sufficient to cover any tax or governmental charge payable in connection with that registration may be required.

For other terms of the Notes, see “Description of Debt Securities” in the accompanying prospectus.